SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Warner Music Group Corp.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

934550203

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 386,199,390
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 386,199,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,199,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes shares of Class A common stock that are owned directly by Altep 2012 L.P., Access Industries, LLC, LB 2020 Family Trust and CT/FT Holdings LLC.
(2)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such reporting person.

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CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 389,657,788
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 389,657,788

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,657,788
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes shares of Class A common stock that are owned directly by Altep 2012 L.P. and LB 2020 Family Trust.
(2)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such reporting person.

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CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS AI Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 375,522,435
	6	SHARED VOTING POWER 10,676,955
	7	SOLE DISPOSITIVE POWER 375,522,435
	8	SHARED DISPOSITIVE POWER 10,676,955

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,199,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes shares of Class A common stock that are owned directly by Altep 2012 L.P., Access Industries, LLC, LB 2020 Family Trust and CT/FT Holdings LLC.
(2)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such reporting person.

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CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS AIPH Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 386,199,390
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 386,199,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,199,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes shares of Class A common stock that are owned directly by Altep 2012 L.P., Access Industries, LLC, LB 2020 Family Trust and CT/FT Holdings LLC.
(2)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such reporting person.

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CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 479,800
	6	SHARED VOTING POWER 386,199,390
	7	SOLE DISPOSITIVE POWER 479,800
	8	SHARED DISPOSITIVE POWER 386,199,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,679,190
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes shares of Class A common stock that are owned directly by Altep 2012 L.P., LB 2020 Family Trust and CT/FT Holdings LLC.
(2)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such reporting person.

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CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS AI Entertainment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,301,216
	6	SHARED VOTING POWER 5,375,739
	7	SOLE DISPOSITIVE POWER 5,301,216
	8	SHARED DISPOSITIVE POWER 5,375,739

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,676,955
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes shares of Class A common stock that are owned directly by AI Entertainment Holdings LLC, Access Industries, LLC, Altep 2012 L.P., CT/FT Holdings LLC and LB 2020 Family Trust.
(2)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such reporting person.

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CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS WMG Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,375,739
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,375,739
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,375,739
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Excludes shares of Class A common stock that are owned directly by AI Entertainment Holdings LLC, AI Entertainment Management, LLC, Access Industries, LLC, Altep 2012 L.P., LB 2020 Family Trust and CT/FT Holdings LLC.

(2)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such reporting person.

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CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS CT/FT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,978,598
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,978,598
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,978,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Excludes shares of Class A common stock that are owned directly by AI Entertainment Holdings LLC, AI Entertainment Management, LLC, Access Industries, LLC, Altep 2012 L.P., LB 2020 Family Trust and WMG Management Holdings LLC.

(2)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such reporting person.

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CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS Altep 2012 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,618,553
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,618,553
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,618,553
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Excludes shares of Class A common stock that are owned directly by AI Entertainment Holdings LLC, AI Entertainment Management, LLC, Access Industries, LLC, CT/FT Holdings LLC, LB 2020 Family Trust and WMG Management Holdings LLC.

(2)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such reporting person.

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CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS LB 2020 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,400,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,400,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Trust)

(1)

Excludes shares of Class A common stock that are owned directly by AI Entertainment Holdings LLC, AI Entertainment Management, LLC, Access Industries, LLC, CT/FT Holdings LLC, Altep 2012 L.P. and WMG Management Holdings LLC.

(2)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such reporting person.

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CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 392,676,341
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 392,676,341

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,676,341
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such reporting person.

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CUSIP No. 934550203

Item 1.

(a)	Name of Issuer:

Warner Music Group Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1633 Broadway

New York, NY 10019

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of (collectively, the “Access Filers”):

Access Industries Holdings LLC

Access Industries Management, LLC

AI Entertainment Holdings LLC

AIPH Holdings LLC

Access Industries, LLC

AI Entertainment Management, LLC

WMG Management Holdings, LLC

CT/FT Holdings LLC

Altep 2012 L.P.

LB 2020 Family Trust

Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each reporting person is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.

(c)	Citizenship:

Each of Access Industries Holdings LLC, Access Industries Management, LLC, AI Entertainment Holdings LLC, AIPH Holdings LLC, Access Industries, LLC, AI Entertainment Management, LLC, WMG Management Holdings, LLC and CT/FT Holdings LLC is a limited liability company organized under the laws of the State of Delaware.

Altep 2012 L.P. is a limited partnership organized under the laws of the State of Delaware.

LB 2020 Family Trust is a trust organized under the laws of the State of Delaware.

Mr. Blavatnik is a citizen of the United States of America.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share (the “Class A common stock”)

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(e)	CUSIP Number:

934550203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021, as well as the shares of Class B common stock beneficially owned by such Access Filer.

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(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See the responses to Item 8 on the attached cover pages.

375,522,435 shares of Class B common stock, par value $0.001 per share, of the Issuer (the “Class B common stock”) are held directly by AI Entertainment Holdings LLC (“AIEH”) and may be deemed to be beneficially owned by AIPH Holdings LLC (“AIPH”), Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“AI”), Access Industries Management, LLC (“AIM”) and Mr. Len Blavatnik, because AIPH is the parent of AIEH, AIH controls a majority of the outstanding voting interests in AIPH, AI controls a majority of the outstanding voting interests in AIH, AIM controls AI and AIH and Mr. Blavatnik is the controlling person of AIM and controls a majority of the outstanding voting interests in AI. Each of the Access Filers (other than AIEH), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

1,618,553 shares of Class B common stock are held directly by Altep 2012 L.P. (“Altep 2012”) and may be deemed to be beneficially owned by AI Altep Holdings, Inc. and Mr. Blavatnik because AI Altep Holdings, Inc. is the general partner of Altep 2012 and Mr. Blavatnik controls AI Altep Holdings, Inc. Each of the Access Filers (other than Altep 2012), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

5,301,216 shares of Class B common stock are held directly by AI Entertainment Management, LLC (“AIEM”) and may be deemed to be beneficially owned by AIEH, AIPH, AIH, AI, AIM and Mr. Blavatnik, because AIEH controls a majority of the outstanding voting interests in AIEM, AIPH is the parent of AIEH, AIH controls a majority of the outstanding voting interests in AIPH, AI controls a majority of the outstanding voting interests in AIH, AIM controls AI and AIH and Mr. Blavatnik is the controlling person of AIM and controls a majority of the outstanding voting interests in AI. Each of the Access Filers (other than AIEM), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

479,800 shares of Class B common stock are held directly by AI and may be deemed to be beneficially owned by AIM and Mr. Blavatnik, because AIM controls AI and Mr. Blavatnik is the controlling person of AIM and controls a majority of the outstanding voting interests in AI. Each of the Access Filers (other than AIM), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

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5,375,739 shares of Class B common stock are held directly by WMG Management Holdings, LLC (“Management Holdings”) and may be deemed to be beneficially owned by AIEM, AIEH, AIPH, AIH, AI, AIM and Mr. Blavatnik, because AIEM controls a majority of the outstanding voting interests in Management Holdings, AIEH controls a majority of the outstanding voting interests in AIEM, AIPH is the parent of AIEH, AIH controls a majority of the outstanding voting interests in AIPH, AI controls a majority of the outstanding voting interests in AIH, AIM controls AI and AIH and Mr. Blavatnik is the controlling person of AIM and controls a majority of the outstanding voting interests in AI. Each of the Access Filers (other than Management Holdings), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities. The securities held by Management Holdings are held on behalf of holders of Class A units and Class B units of Management Holdings. Pursuant to the terms of, and subject to the limitations and restrictions set forth in, the Second Amended and Restated Limited Liability Company Agreement of Management Holdings, as amended, (i) the Class A units are redeemable for shares of Class A common stock on a one-for-one basis and (ii) the Class B units are redeemable for a number of shares of Class B common stock equal to the number of redeemed Class B units, less a number of shares of Class B common stock having a value equal to the aggregate of the benchmark amounts of the redeemed Class B units (which are retained by Management Holdings. Any shares of Class B common stock issued to the holders of Class A units or Class B units will convert immediately and automatically to shares of Class A common stock on a one-for-one basis, and the corresponding Class A units and Class B units will be cancelled.

2,978,598 shares of Class B common stock are held directly by CT/FT Holdings LLC (“CT/FT”) and may be deemed to be beneficially owned by AIM and Mr. Blavatnik, because AIM is the manager of CT/FT and Mr. Blavatnik is the controlling person of AIM. Each of the Access Filers (other than CT/FT), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

1,400,000 shares of Class B common stock are held directly by LB 2020 Family Trust (the “Trust”) and may be deemed to be beneficially owned by Mr. Blavatnik, because Mr. Blavatnik is a co-trustee of the Trust. Each of the Access Filers (other than the Trust), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and has no expiration date.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

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Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT LLC

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

AI ENTERTAINMENT HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

AIPH HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

AI ENTERTAINMENT MANAGEMENT, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

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WMG MANAGEMENT HOLDINGS, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

CT/FT HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ALTEP 2012 L.P.	By: Altep Holdings, Inc., its General Partner

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

LB 2020 FAMILY TRUST	By: GPTC LLC, its Co-Trustee

/s/ Barry Dinaburg
Name: Barry Dinaburg
Title: Alternate Manager

/s/ Alex Blavatnik
Name: Alex Blavatnik
Title: Manager

By: Len Blavatnik, its Co-Trustee

*
Name: Len Blavatnik
Title: Settlor and Co-Trustee

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*

Name: Len Blavatnik

* The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

20 of 23